Boone's Bourbon Co.



ANNUAL REPORT

105 S Norfolk Way

Charleston, SC 29445

(843) 568-1020

www.drinkboonesbourbon.com

This Annual Report is dated June 27, 2024.

BUSINESS

Boone's Bourbon Co. ("Boone's Bourbon" or the "Company") is a domestic corporation formed under the laws of the state of South Carolina. Its prior business entity, Boone's Bourbon, LLC, was organized under South Carolina law on November 2, 2018, and conducted continuous operations until it converted to a domestic corporation under South Carolina law on March 8, 2022.

"Homegrown" Boone's Bourbon is an award-winning American Bourbon Whiskey brand that produces and sells spirits all across the United States. We created a brand that is meant for the upscale bourbon whiskey fan and nicer cocktail bars & restaurants. Founded by singer/songwriter Tyler Boone in 2015 and launched in 2018 in Charleston, SC at the Striped Pig Distillery. This is a cask-strength high-proof bourbon that is aged to perfection in brand new American white oak charred barrels.

Boone's Bourbon has been notified of its inclusion in a claim from a former Distributor. The Distributor's Breach of Contract claim stems from an agreement between the Distributor and a separate business entity that no longer exists, and has not conducted business in several years. The Distributor's allegations state they are part-owners of Boone's Bourbon Co. and therefore are entitled to ownership. However, the Company's position is the Distributor's claim exists without connection to the Company, and, further, that the agreement lapsed years ago due to non-performance. As such, the Company has denied the Distributor's claim. The Company has no intention of litigating the matter, the Distributor has indicated they have no intention of litigating the matter, and no litigation has occurred.

Previous Offerings

Name: Class A Non-Voting Common Stock

Type of security sold: Equity

Final amount sold: $12,000,000.00

Number of Securities Sold: 6,000,000

Use of proceeds: The Incorporators exchanged their Membership Interests in the former Boone's Bourbon LLC., which was valued at Twelve Million Dollars ($12,000,000.00) as set forth below in exchange for the equivalent value of Common Non-Voting of Boone's Bourbon Co. at a par value of $2.00 per share.

Date: March 14, 2022

Offering exemption relied upon: Section 4(a)(2)

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

The year ended December 31, 2023, compared to the year ended December 31, 2022.

Revenue

Revenue for the fiscal year 2023 was $116,734, just shy of matching the revenue of 2022
Our sales have been consistent over the last two years even though we have had to overcome issues with co-packers and the supply chain. We also changed distributors.

Cost of sales

The cost of sales in 2023 was $174,914 , significantly less than costs of sales in the fiscal year 2022. The difference cost of sales was due to our sponsoring events as a way of advertising in 2022. We backed off of sponsorships in fiscal year 2023.

Gross margins

2023 gross losses decreased by $175,465 over 2022 gross losses as our new partnership with a different distillery and taking over control of cost of goods. This improved performance was caused by our direct oversite of production and sales.

Expenses

The Company's expenses consist of, among other things, marketing, and sales expenses, which decreased in 2023 by $76,735 from 2022. This decrease was due to decreased additional marketing and sponsorships.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows from years prior to 2023 will be indicative of the revenue and cash flows expected for the future because our growth has been consistent with recurring reorders. 2022 cash flow was affected by the repayment of certain loan obligations, the bulk of which have been satisfied.

Past cash was primarily generated through sales. Our goal is to focus on our top-selling regions/states and launch our barrel program which will boost sales and push up our margins.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $19,169.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Chase Business Credit Card
Amount Owed: $22,982.39

Interest Rate: 18.49%

Maturity Date: none

This is a revolving credit card

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Tyler Boone

Tyler Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Founder

Dates of Service: August, 2015 - Present

Responsibilities: Delegates day to day tasks, helps with big box retail relationships, launching the product in new markets and majority of the marketing. I also personally have funded all the marketing out of pocket for the past 4 years. I have never received a salary from Boone's Bourbon. I own 45% equity of Boone's Bourbon. I spend over 40 hours a week on Boone's Bourbon.

Position: Director

Dates of Service: August, 2015 - Present

Responsibilities: Manages and oversees the overall direction of the business, plans and implements strategic initiatives to grow the business, and works with other directors in business planning.

Position: President

Dates of Service: August, 2015 - Present

Responsibilities: Makes major corporate decisions, manages the overall operations, and resources of a company, acting as the main point of communication between the board of directors and corporate operations.

Position: Treasurer

Dates of Service: September, 2022 - Present

Responsibilities: Manages all reconciliation of financial transactions

Position: CFO

Dates of Service: September, 2022 - Present

Responsibilities: Responsible for all finances, delegates accounting duties, supplies ideas for future purchase orders, and future projects, and helps with investor pitches, etc.

Other business experience in the past three years:

Employer: Artist Formula

Title: Founder, CEO & President

Dates of Service: March, 2020 - Present

Responsibilities: Build relationships with musicians and artists and promotes them through online services and on social media. Distribute albums, plan major music festivals. Guest speaker. I spend roughly 40 hours a week with Artist Formula.

Name: Michael Boone

Michael Boone's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO - Director of Operations

Dates of Service: March, 2018 - Present

Responsibilities: Mick handles a lot of the day to day tasks at the distillery, helps with product orders, delegates any payments to brokers and helps launch product in new markets and land new accounts.

Position: Director

Dates of Service: March, 2018 - Present

Responsibilities: Oversee the marketing strategy for the company

Position: Secretary

Dates of Service: March, 2018 - Present

Responsibilities: Keeping track of wholesale sales and inventory and depletion

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Non-Voting Common Stock

Stockholder Name: Tyler Boone

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 45.0

Title of class: Class A Non-Voting Common Stock

Stockholder Name: Mick Boone

Amount and nature of Beneficial ownership: 2,700,000

Percent of class: 45.0

RELATED PARTY TRANSACTIONS

Name of Entity: Tyler Boone

Relationship to Company: Director

Nature / amount of interest in the transaction: Direct capital infusion to maintain business operations and production.

Material Terms: A capital infusion made by the Company's CEO without a maturity date, interest, or expectation of total repayment.

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 6,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

Voting Rights. Each holder of Class A Non-Voting Common Stock, as such, shall be non-voting; provided, however, that:

(i) except as otherwise required by South Carolina Corporation Laws, holders of Non- Voting Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation relating to any class or series of Stock);

(ii) so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Certificate of Incorporation or the bylaws of the Corporation so as to adversely affect the preferences, rights or powers of the Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcoholic beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering equity in the amount of up to $1,500,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder; Securities with Voting Rights The equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Boone's Bourbon was formed on 11/02/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Boone's Bourbon has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The Company has received notice of a claim for breach of contract by a third party that remains ongoing. The Company has been notified of a claim for breach of contract made by a former

Distributor. The Distributor's claim stems from an agreement between the Distributor and a separate business entity from the Company. The Company has denied the Distributor's claim and no litigation has occurred to date. While the parties are currently working to settle the dispute informally, the possibility of litigation, its associated costs, and unfavorable outcome against the Company remain, which may have an adverse effect on the Company and your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 27, 2024.

Boone's Bourbon Co.

By /s/ *Michael G. Boone*

      Name: Boone's Bourbon, CO

      Title: CFO

Exhibit A

FINANCIAL STATEMENTS

Balance Sheet 2023

	Current Balance Sheet			
	ASSETS			
	Current Assets			
	Cash	$ 19,167		
	Accounts Receivable	$ 116,232		
	Other Current Assets			
	Total Current Assets	$ 135,399		
	Fixed Assets			
	Property	$ -		
	Equipment			
	Accumulated Depreciation	$ -		
	Total Fixed Assets	$ -		
	TOTAL ASSETS	**$ 135,399**		
	LIABILITIES & EQUITY			
	Current Liabilities			
	Accounts Payable			
	Credit Cards	$ 23,795		
	Other Current Liabilities	$ -		
	Total Current Liabilites	$ 23,795		
	Long-Term Liabilities			
	Notes Payable	$ -		
	Other Liabilities	$ -		
	Total Long-Term Liabilities	$ -		
	Total Liabilities	$ 23,795		
	Equity			
	Openeing Equity Balance	$ -		
	Distributions	$ -		
	Retained Earnings	$ -		
	Net Income	$ -		
	Total Equity	$ -		
	TOTAL LIABILITIES & EQUITY	**$ 23,795**		
	Balance	**$111604.00**		

Balance Sheet 2022

	Current Balance Sheet			
	ASSETS			
	Current Assets			
	Cash	$ 38,404		
	Accounts Receivable	$ 117,818		

	Other Current Assets	$ 22,800		
	Total Current Assets	$ 179,022		
	Fixed Assets			
	Property	$ -		
	Equipment	$ 5,990		
	Accumulated Depreciation	$ -		
	Total Fixed Assets	$ 5,990		
	TOTAL ASSETS	**$ 185,012**		
	LIABILITIES & EQUITY			
	Current Liabilities			
	Accounts Payable			
	Credit Cards	$ 9,530		
	Other Current Liabilities	$ -		
	Total Current Liabilites	$ 9,530		
	Long-Term Liabilities			
	Notes Payable	$ -		
	Other Liabilities	$ -		
	Total Long-Term Liabilities	$ -		
	Total Liabilities	$ 9,530		
	Equity			
	Openeing Equity Balance	$ -		
	Distributions	$ -		
	Retained Earnings	$ -		
	Net Income	$ -		
	Total Equity	$ -		
	TOTAL LIABILITIES & EQUITY	**$ 9,530**		
	Balance	$175481.62		

Boone's Bourbon
Date: 2022

Profit & Loss Statement

Revenue	
Sales Revenue	$7,445.00
Service Revenue	$0.00
Interest Revenue	$0.00
Gain of Sales of Assets	$0.00
Total Revenue & Gains	$7,445.00
Amount Owed to us Outstanding	$21,183.00
Expenses	
Advertising	$11,519.00
Travel and Lodging	$9,765.80
Website	$1,139.48
Utilities	$114.00
Legal and Professional	$11,014.00
Consulting Services	$2,075.00
Financial Review	$3,220.00
Materials and Supplies	$1,727.29
Samples bottles for promotion	$664.00
Office Expense	$708.00
Video Work for Ads	$950.00
Meals	$1,104.73
Notary Public	$35.00
Sponsorships and Events	$64,064.40
Cost of Goods	$19,681.08
Promotional Merchandise	$2,492.00
State Licenses	$580.70
Income Tax Expense	$1,000.00
Total Expenses	$130,273.78

Net Profit (Loss)	-$122,828.78

Boone's Bourbon

Profit and Loss

January - December 2023

	TOTAL
Income	
Billable Expense Income	151,186.49
Total Income	**$151,186.49**
Expenses	
Advertising & Marketing	10,998.64
Bank Charges & Fees	1,573.00
Car & Truck	683.78
Contractor Payment	-4,738.89
Contractors	34,080.00
Insurance	120.00
Interest Paid	926.88
Job Supplies	88,388.90
Legal & Professional Services	24,016.07
Meals & Entertainment	6,054.33
Office Supplies & Software	1,839.09
Other Business Expenses	615.47
Repairs & Maintenance	4.00
Taxes & Licenses	1,768.70
Travel	14,233.32
Uncategorized Expense	4,588.44
Utilities	-2,275.91
Total Expenses	**$182,875.82**
NET OPERATING INCOME	**$ -31,689.33**
NET INCOME	**$ -31,689.33**

Boone's Bourbon

Statement of Cash Flows

January – December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	79,685
Adjustments to reconcile Net Income to Net Cash provided by operations:	
M. Boone (4270) - 1	0-
T. Boone (3011) – 1	-47,448
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-47,448**
Net cash provided by operating activities	**$32237**
FINANCING ACTIVITIES	
Operating Balance Equity	4,433
Net Cash Provided by financing activities	**$4,433**
NET CASH INCREASE FOR PERIOD	**$36,670**
CASH AT END OF PERIOD	**$36,670**

Boone's Bourbon

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-31,689.33
Adjustments to reconcile Net Income to Net Cash provided by operations:	
M. BOONE (4270) - 1	23,849.39
T. BOONE (3011) - 1	-930.12
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,919.27**
Net cash provided by operating activities	**$ -8,770.06**
FINANCING ACTIVITIES	
Opening Balance Equity	26,908.72
Net cash provided by financing activities	**$26,908.72**
NET CASH INCREASE FOR PERIOD	**$18,138.66**
CASH AT END OF PERIOD	**$18,138.66**

	Common stock		Additional Paid-in Capital	Accumulated Deficit [1]	Total Stockholders' Deficit [2]
	Shares	Amount			
Inception	-	$ -	$ -	$ -	#REF!
Issuance of founders stock	132,765	246,972	255,513	-	#REF!
Shares issued for services	-	-	-	-	#REF!
Contributed capital	-	-	-	-	#REF!
Net income (loss)	-	-	-	174,867	#REF!
December 31, 2013	132,765	$ 246,972	$ 255,513	$ 174,867	#REF!
Shares issued for services				-	
Stock option compensation	-	-		-	
Net income (loss)	-	-	-		
December 31, 2014	132,765	$ 246,972	$ 255,513	$ 174,867	#REF!
Shares issued for debt conversion				-	
Shares issued for cash				-	
Shares issued for services				-	
Conversion of preferred stock			-	-	
Discount on convertible debt	-	-		-	
Stock option compensation	-	-		-	
Net income (loss)	-	-	-		
December 31, 2015	132,765	$ 246,972	$ 255,513	$ 174,867	#REF!

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

[1] davidg:
If totals are positive numbers, change to "Retained Earnings"

[2] davidg:
If totals are positive, changed to "Stockholders' Equity"

NOTE 1 – NATURE OF OPERATIONS

Boone's Bourbon was formed on May 3, 2016 ("Inception") in the State of Tennessee. The financial statements of Boone's Bourbon (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Goose Creek, SC.

Boone's Bourbon is a spirits company that currently supplies one brand of bourbon to wholesale distributors in various states across the USA. Our bourbon is sourced from a distillery in Indiana and shipped to South Carolina for finishing, bottling, labeling and shipping. We contract with a bottling co-packer in the local area. We are also supplying our own brand of beer (Boone's Beer). We have our own Pilsner recipe and contract with a brewery for production. It is currently only available in South Carolina. Our plans for the near future include expanding our beer brand to Tennessee.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

        Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

        Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

        Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of <mark>December 31, 2022 and 2023</mark>. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from <mark>spirits and beer distributors</mark> when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and <mark>South Carolina</mark> state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
<mark>Our current inventory is 97 cases of 750 ml bourbon. Our only debt is our business credit card. The balance is $22,957.</mark>

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently involved with pending or threatening litigation against the Company with a Temporary Restraining Order and a Preliminary Injunction. Our legal team filed a motion to dismiss both on the basis of total and complete lack of merit.

Our contractual obligations are with our distributors and co-packer are standard agreements. We have no capital expenditure commitments. Our expenditures are pay as we go. We order the cost of goods and pay for them upfront.We have no leases for property, land, facilities or equipment. We have no letters of credit or obligations to reduce debt.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of _132765__ shares of our common stock with par value of $246762.___.   As of [March 28, 2024] the company has currently issued _132765___ shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2024, March 28, 2024, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Michael Boone, the Chief Financial Officer of Boone's Bourbon CO, hereby certify that the financial statements of Boone's Bourbon CO and notes thereto for the periods ending 2022 and 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2023; taxable income of $ -58,180 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of 04/02/2024.

Michael G. Boone(Signature)

Chief Financial Officer (Title)

04/02/2024(Date)

CERTIFICATION

I, Michael G. Boone, Principal Executive Officer of Boone's Bourbon Co., hereby certify that the financial statements of Boone's Bourbon Co. included in this Report are true and complete in all material respects.

Michael G. Boone

CFO